FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 16 February 2009 of an increase in their notional interests in Ordinary shares at a price of £12.34 per share and Ordinary Share ADRs at a price of $35.50 per ADR following the notional re-investment of the dividend to be paid to shareholders on 9 April 2009
.

	Ordinary shares	ADRs
Mr A P Witty	6,531. 55
Mr J S Heslop	4,597.56
Dr M M Slaoui	409.00	2,035.03
Mrs C E Bruck Slaoui	32.60	46.30
Mr S M Bicknell	344.43
Mr J M Clarke	3 , 427.92
Mr M Dunoyer	1 , 291.04
Mr E J Gray	1,070.07
Mr S A Hussain	633.20
Mr D Learmouth	704.92
Mr W C Louv		818.52
Mr D J Phelan		1,734.29
Dr D Pulman		1,126.16
Mr D S Redfern	525.32
Mr J R Stéphenne	1,1 84.19
Ms C Thomas	395.32
Mr D E Troy		804.54

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that
vest
 following the end of the relevant three year measurement period.

This notification relates to
transactions
 notified in accordance with Disclosure
 and Transparency
 Rules
 3.1.4R(1)(a)
.

V A Whyte
Deputy
Company Secretary

17
 February 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17,  2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc